UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.
(Translation of registrant's name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Intellipharmaceutics International Inc. (the “Company”) has (i) instructed American Stock Transfer & Trust Company, LLC to send a notice to holders of the warrants issued by the Company on or after June 2, 2016 in connection with that certain Underwriting Agreement between the Company and Dawson James Securities, Inc., dated May 27, 2016, and (ii) sent a notice to holders of other outstanding warrants to acquire common shares of the Company, informing them of certain adjustments resulting from the recent one-for-10 reverse split of common shares of the Company previously reported on the Company’s Form 6-K filed with the Securities and Exchange Commission on September 13, 2018. A copy of each such notice is attached at Exhibits 99.1 through 99.7 to this report and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant) /s/ Andrew Patient
Date: September 21, 2018	Andrew Patient Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Form of Notice to Warrant Holders pursuant to that certain Underwriting Agreement by and between the Company and Dawson James Securities, Inc., dated May 27, 2016
99.2	Form of Notice to Warrant Holders pursuant to that certain Engagement Agreement by and between the Company and H.C. Wainwright & Co., LLC, dated October 10, 2017
99.3	Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated October 11, 2017
99.4	Form of Notice to Warrant Holders pursuant to that certain Engagement Letter by and between the Company and H.C. Wainwright & Co., LLC, dated March 12, 2018
99.5	Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated March 13, 2018
99.6	Form of Notice to Warrant Holders pursuant to that certain Engagement Letter by and between the Company and H.C. Wainwright & Co., LLC, dated March 18, 2018
99.7	Form of Notice to Warrant Holders pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers named therein, dated March 19, 2018